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                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company:  Havas Advertising
                                                      Commission File No:[     ]

The following is an amdendment and restatement of materials filed by Havas Advertising pursuant to Rule 425 under the Securities Act of 1933 on February 23, 2000:

On February 21, 2000, Havas Advertising and Snyder Communications issued the following joint press release related to the proposed acquisition of Snyder Communications by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH OPPOSITE THE FIRST SEVEN BENEFICIAL OWNERS LISTED IN ITEM 12 OF THE ANNUAL REPORT ON FORM 10-K OF SNYDER COMMUNICATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ON FILE WITH THE SEC (COMMISSION FILE NO. 1-12154). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.


                            [HAVAS ADVERTISING LOGO]

FOR IMMEDIATE RELEASE

        HAVAS ADVERTISING TO ACQUIRE SNYDER FOR $2.1 BILLION IN STOCK,
         CREATING WORLD'S 4TH LARGEST ADVERTISING COMMUNICATIONS GROUP

 TRANSACTION BRINGS HAVAS ADVERTISING TOP AMERICAN CREATIVE ADVERTISING FIRM,
   TARGETED MARKETING SERVICES COMPANY, WORLD'S #1 DIRECT MARKETING COMPANY,
                          AND NEW INTERNET CAPABILITIES

  STRATEGIC ACQUISITION DOUBLES HAVAS ADVERTISING'S NORTH AMERICAN REVENUES;
   HAVAS ADVERTISING TO HAVE U.S. STOCK LISTING UPON CLOSING OF TRANSACTION

 -----------------------------------------------------------------------------

      LEVALLOIS, FRANCE AND BETHESDA, MD, FEBRUARY 21, 2000 - Havas Advertising (Paris Stock Exchange: EURC.PA) and Snyder Communications (NYSE: SNC) today announced a definitive merger agreement under which Havas Advertising will acquire Snyder in an accretive all-stock transaction valued at US$29.50 per Snyder share, or a total of approximately US$2.1 billion. Upon completion of the acquisition, the largest ever in the advertising communications industry, Havas Advertising will be the world's fourth largest advertising communications group with approximately US$2.2 billion in pro forma annual revenues, over US$20 billion in pro forma annual billings, 20,000 employees in 75 countries and a pro forma market capitalization of approximately US$6.5 billion.

      Through this strategic transaction, Havas Advertising acquires four outstanding companies -- in advertising, marketing services, direct marketing and interactive services -- that will enhance and expand all of its four divisions: Campus, Euro RSCG Worldwide, Diversified Agencies Group and Media Planning Group. The four companies under the Snyder holding company are Arnold Communications, an award-winning advertising agency with a worldwide creative reputation; Bounty SCA Worldwide, an innovative, high-growth marketing services firm; Brann Worldwide, the global leader in direct marketing; and Circle.com (NASDAQ: CIRC), which has interactive capabilities ranging from front-end website development to back-end business-to-business and e-commerce systems. The publicly traded shares of the Circle.com tracking stock will remain outstanding and will continue to trade on Nasdaq.

      The addition of the Snyder businesses will greatly expand Havas Advertising's presence in North America. Havas Advertising's North American revenues are expected to double and increase from approximately 30% to 45% of total revenues, while each of the Snyder businesses will benefit from Havas Advertising's global reach and resources.

                                    - more -
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                            [HAVAS ADVERTISING LOGO]


      Under the terms of the transaction, which has been unanimously voted for by the Boards of Directors of both companies, Snyder shareholders will receive US$29.50 per Snyder share, subject to certain "collar" provisions, in American Depositary Receipts representing Havas Advertising common shares. The ADRs will be registered with the SEC and listed in the U.S. upon closing of the transaction, which is expected by mid-year.

      Havas Advertising expects the transaction to be more than 20% accretive before synergies to its cash earnings in 2000 on a proforma basis, and increasingly accretive in subsequent years.

      Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, said, "We are very excited about this extraordinary opportunity. In one transforming transaction, we dramatically increase our North American presence, build all four of our divisions, increase our global scale and ideally position ourselves to serve our blue-chip clients around the world."

      With this transaction, Havas Advertising will become the world's fourth largest advertising communications group and the most multicultural and decentralized global group. As a result of the transaction, Havas Advertising will include the largest advertising group in interactive services; the largest direct marketing brand worldwide; the second largest marketing services group worldwide; the fourth largest advertising network; and the second largest worldwide independent media company. Post-acquisition, more than half of Havas Advertising's client base will be in the most dynamic sectors of the world economy -- telecommunications, technology, financial services, media and communications, and healthcare.

      Mr. de Pouzilhac added, "We do not view this transaction as buying Snyder -- but instead as acquiring four exceptional companies with expertise and capabilities complementary to our own. We have been extremely successful executing our strategy to build our four divisions, growing each both organically and through acquisition. In the past three years, we have delivered revenue growth averaging 29% annually, with 1999 revenues growing even faster at a 38% rate. This superb transaction accelerates our strategy and enables us to reach our growth targets 18 months ahead of schedule -- which we believe will create substantial value for our shareholders. We look forward to working with the talented new managers joining us from all four businesses to capitalize on the tremendous opportunities we have in North America and the rest of the world."

      Arnold Communications will become the lead agency of the Campus division, creating a second worldwide creative advertising network to complement Euro RSCG Worldwide. Bounty SCA Worldwide will operate as part of Euro RSCG Worldwide, under the leadership of Chairman and CEO Bob Schmetterer, enhancing Euro RSCG with a large and dynamic consumer access and targeting business, and making it the world's fourth largest advertising network.

                                    - more -

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                            [HAVAS ADVERTISING LOGO]


      The addition of Brann Worldwide and Circle.com will provide new capabilities and create critical mass for the Company's Diversified Agencies Group under the leadership of Chairman and CEO Jean-Michel Carlo and North American Chairman and CEO Patrick Lemarchand. Havas Advertising will also have a publicly traded internet currency in the Circle.com tracking stock.

      Daniel M. Snyder, Chairman and Chief Executive Officer of Snyder Communications, said, "We are excited about this compelling transaction and confident that our businesses will flourish under Havas Advertising's ownership. It is one of the world's leading communications firms, led by an impressive management team with a track record of success. Our clients, employees and shareholders will become part of a well-run, global firm and benefit from the opportunity to share in the tremendous long-term potential of Havas Advertising."

      The transaction is expected to be tax-free to the shareholders of both companies. The number of Havas Advertising ADRs to be received by Snyder shareholders will be adjusted to produce a value of US$29.50 per Snyder share as long as Havas Advertising shares trade within a range of 15% above or below a price of 580 euros during the 20-trading-day period prior to closing. At the midpoint of the range, current Havas Advertising shareholders will own approximately 70% of the expanded Havas Advertising and Snyder shareholders would own the remaining 30%.

      The transaction is subject to shareholder and antitrust approval and customary closing conditions. Daniel Snyder and other Snyder insiders who own approximately 30% of outstanding Snyder shares and Havas (a Vivendi subsidiary) owning 19.7% of Havas Advertising have agreed to vote their shares for the transaction. In addition, these same shareholders have agreed to certain lock-up provisions. The transaction includes a termination fee of $85 million payable in certain circumstances.

      J.P. Morgan is acting as financial advisor to Havas Advertising on this transaction and will act as its U.S. listing agent and depositary bank for its ADR program. Deutsche Bank Alex Brown is acting as financial advisor to Snyder.

CONTACTS:

FRANCE: HAVAS ADVERTISING
Julie-Emilie Ades 33 1 41 34 30 16
Alain Camon 33 1 41 34 30 51

U.S.:

George Sard/Paul Caminiti/Brandy Bergman
SARD VERBINNEN & CO.
1 212/687-8080

                                    - more -


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                            [HAVAS ADVERTISING LOGO]


FORWARD-LOOKING INFORMATION

      This news release contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

      Havas Advertising and Snyder will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

      INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

      Snyder and its directors, executive officers and certain other members of Snyder management and employees may be soliciting proxies from Snyder shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

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
The following bulletin was sent to Havas Advertising managers on February 21, 2000:

To all Havas Advertising managers :

I am extremely pleased to inform you that Havas Advertising today officially announced the acquisition of the American communications company, Snyder.

Upon completion of this acquisition, the largest ever in the advertising industry, Havas Advertising will rank fourth largest advertising communications group worldwide. In strengthening our four divisions, you will appreciate how highly strategic this operation is for our group.

I invite you to discover the details of this fantastic operation in the press release below and encourage you to share this news with all your staff.

I am very happy and proud of our group and I thank you all for contributing to this fine achievement.

Alain de Pouzilhac
Chairman and CEO

                                   *   *   *

The following bulletin was sent to Havas Advertising staff on February 21, 2000:

To all Havas Advertising staff :

I am extremely pleased to inform you that Havas Advertising today officially announced the acquisition of the American communications company, Snyder Communications.

Upon completion of this acquisition, the largest ever in the advertising industry, Havas Advertising will rank fourth largest advertising communications group worldwide.

I invite you to discover the details of this fantastic operation in the press release below.

I would like to take this opportunity to thank all of you for making this possible.

Alain de Pouzilhac
Chairman & CEO

                                   *   *   *